UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Information Contained in this Form 6-K Report

On March 5, 2025, CLPS Inc. (the “Company”) issued a press release announcing its financial results for the six months ended December 31, 2024, or the first half of the Company’s fiscal year 2025. A copy of this press release is filed as Exhibit 99.1 to this report.

Exhibits

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: March 5, 2025

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